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                      FORM 12b-25                          ---------------------
              NOTIFICATION OF LATE FILING                     SEC FILE NUMBER
                                                                  00028230
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                                                           ---------------------
                                                               CUSIP NUMBER
                                                                 727025108
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 (Check One):

 [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

         For Period Ended: DECEMBER 26, 1999
                           ------------------------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:_______________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

FORM 10-K FOR THE PERIOD ENDED DECEMBER 26, 1999 IN ITS ENTIRETY
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PART I - REGISTRANT INFORMATION

PLANET HOLLYWOOD INTERNATIONAL, INC.
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Full Name of Registrant

     N/A
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Former Name if Applicable

8669 COMMODITY CIRCLE
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Address of Principal Executive Office (Street and Number)

ORLANDO, FLORIDA 32819
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the
prescribed period.      (Attach Extra Sheets if Needed)

         On October 12, 1999, Planet Hollywood International, Inc. (the "Company") and certain of its subsidiaries (collectively with the Company, the "Debtors") commenced cases under Chapter 11 of Title 11 of the United States Code by filing voluntary petitions in the United States Bankruptcy Court for the District of Delaware, Case No. 99-03612 (the "Bankruptcy Court"). On November 8, 1999, the Debtors filed their Joint Plan of Reorganization and Disclosure Statement with the Bankruptcy Court, which was supported by the Official Committee of Unsecured Creditors for the Debtors. Following a hearing held on December 9, 1999, the Bankruptcy Court approved the Disclosure Statement as amended and scheduled a hearing on confirmation of the reorganization plan for January 20, 2000. On December 13, 1999 the Debtors filed their First Amended Joint Plan of Reorganization (the "Plan") and First Amended Disclosure Statement (the "Disclosure Statement") with the Bankruptcy Court. A hearing on the confirmation of the Plan was held on January 20, 2000 and the Plan, as modified by the Confirmation Order, was confirmed by the Bankruptcy Court pursuant to an order dated January 21, 2000. The "Effective Date" of the Plan is expected in the very near future.

         The Plan provides that as a condition to the occurrence of the Effective Date of the Plan, certain actions and agreements necessary to implement the provisions of the Plan must have been effected, executed or duly provided for in a manner reasonably satisfactory to the Debtors and the Creditors' Committee. The Company, its officers, its management and finance personnel and its counsel have been expending substantial amounts of time in connection with the bankruptcy proceedings and finalizing such actions and agreements. Consequently, resources normally expendable on annual reporting matters have been otherwise utilized. These recent events also significantly impact the information necessary to complete the Company's Form 10-K for the year ended December 26, 1999 and the Company has been unable to incorporate all of such information prior to the filing deadline without the expenditure of unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

THOMAS AVALLONE, PLANET HOLLYWOOD INTERNATIONAL, INC.     (407) 352-6886
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(Name)                                             (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The events described above in Part III hereof created significant changes in results of operations from the corresponding period for the last fiscal year and such changes will be reflected in the earnings statements to be included in the Company's Form 10-K for the year ended December 26, 1999. While the Company's Form 10-K for the year ended December 27, 1998 showed net losses from operations, the Company expects the changes referred to in this paragraph to amplify additional losses from operations for the year ended December 26, 1999. Because the Company and its independent public accountants continue to finalize the Company's financial information, a reasonable estimate of the results cannot be currently made.

                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   MARCH 27, 2000                  By: /s/ THOMAS AVALLONE
      -----------------------              -----------------------------------
                                                Thomas Avallone,
                                                Executive Vice President and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).